

07006533

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66881

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hallmark Invesments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite #800
(No. and Street)

New York (City) New York (State) 10170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven Dash (212) 850-6762
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

3040 U.S. Highway 22 West, Suite 110 (Address) Somerville (City) New Jersey (State) 08876 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
MAR 0 7 2007
WASH DC
213
SECTION

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Dash, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hallmark Investments, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Signature

Chief Executive Officer

Title



Notary Public

07

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hallmark Investments, Inc.
Table of Contents
December 31, 2006

Page(s)



WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

3040 Route 22 West, Suite 110
Somerville, New Jersey 08876 USA
908 526 6363 . fax 908 526 9944
www.withum.com

Additional Offices in New Jersey,
New York and Pennsylvania

Independent Auditors' Report

To the Board of Directors
Hallmark Investments, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Hallmark Investments, Inc. (a wholly owned subsidiary of Hallmark Investment Holdings Inc.) as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Hallmark Investments, Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Withum Smith + Brown PC

March 2, 2007

Hallmark Investments, Inc.
Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$ 106,531
Restricted cash	50,000
Commissions receivable	206,672
Prepaid expenses and other assets	22,612
Property and equipment, net	6,924
	$392,739

Liabilities and Stockholder's Equity

Liabilities	
Accrued expenses	$ 169,440
Accrued payroll and commissions	165,676
Total liabilities	335,116
Stockholder's equity:	
Common stock, no par; 200 shares authorized, issued and outstanding	--
Additional paid-in capital	693,152
Accumulated deficit	(635,529)
Total stockholder's equity	57,623
	$ 392,739

The Notes to Financial Statements are an integral part of these statements.

1. Business and Summary of Significant Accounting Policies

The Company

Hallmark Investments, Inc., (the "Company"), was incorporated under the laws of the State of New York on September 26, 2001. The Company is wholly owned subsidiary of Hallmark Investment Holdings Inc. (the "Parent"). The Company is registered as a fully disclosed broker/dealer pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD). The Company commenced business operations on September 12, 2005 to broker securities transactions for individual investors.

Commissions Receivable

Commissions' receivable represents amounts due from the Company's clearing firm for securities transactions brokered during the prior month. Commissions receivable are stated at the full amount of the commissions and other servicing fees charged, by the Company, to its customers to broker securities transactions. The Company considers commissions receivable to be substantially all collectible. Accordingly, no allowance for doubtful accounts is required at December 31, 2006.

Property and Equipment

Property and equipment are state at cost. Depreciation is computed by the double-decline method or straight-line method based on the following estimated useful lives of the assets.

Classification	Estimated Life (years)
Furniture and fixtures	7
Computer equipment	5

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Cash and cash equivalents include cash on hand and in the bank, as well as all short-term securities held for the primary purpose of general liquidity. Such securities normally mature within three months from the date of acquisition.

2. Restricted Cash

The Company is required to maintain a deposit of $50,000 with its clearing broker.

3. Property and Equipment

Property and equipment, at cost, consisted of the following at December 31, 2006:

Computer equipment	$ 2,328
Furniture	5,981
	8,309
Less: accumulated depreciation	(1,385)
Property and equipment, net	$ 6,924

Depreciation expense charges to operations amounted to $1,385 for the year ended December 31, 2006.

4. Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Company had net capital and net capital requirements of $28,087 and $22,341, respectively. The Company's net capital ratio was 11.93 to 1.

5. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

At points in time, the Company may maintain cash balances at one financial institution in excess of amounts insured by the Federal Deposit Insurance Corporation.

6. Related Party Transactions

The Company rents office space on a month-to-month basis from Hallmark Securities, Inc., a company related by common ownership. Total rent expense, relating to the office lease, amounted to $178,402 for the year ended December 31, 2006. Although a formalized lease does not exist, the Company's annual rent is expected to be $180,000 under the month-to-month lease agreement.

7. Special Account for the Exclusive Benefit of Customers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the exclusive Benefit of Customers" since it meets the requirements of rule 15c3-3(k)(2)(ii), which, among other provisions, requires the Company to clear all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts for such customers.

8. Income Taxes

The deferred tax assets relating to net operating loss carryovers are as follows at December 31, 2006:

Federal	$ 176,000
State	98,000
Total deferred tax asset	274,000
Less valuation allowance	(274,000)
Net deferred tax asset	$ --

The Company has provided a 100% valuation allowance in 2006, as the realization of sufficient future taxable income during the expiration period is uncertain.

The Company has approximately $616,000 in federal and state net operating loss carryovers available to offset future taxable income. The carryovers expire in 2025 and 2026.

9. 401(k) Plan

The Company maintains a 401(k) plan for the benefit of its employees. Employees of the Company may participate in the plan, whereby the employees may elect to make contributions. The company does not make any contributions to the plan.

10. Contingency

The Company is liable for an NASD arbitration award involving a dispute with a former employee's previous employer. The award held that the Company and the Company's President are jointly and severally liable to the plaintiff in the amount of $124,876. The Company has accrued this liability and charged the amount to expense at December 31, 2006.

The Company has counter sued and moved to vacate the award; however, it can not be determined if this action will be successful.

END